April 21, 2011

Adam Phippen

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Tombstone Exploration Corporation

Form 20-F for Fiscal Year Ended December 31, 2009

Filed July 16, 2010

File No. 0-29922

Dear Mr. Phippen:

Tombstone Exploration Corporation, a Canadian corporation (the “Company”), has received and reviewed your letter of April 19, 2011, pertaining to the Company’s From 20-F for Fiscal Year Ended December 31, 2009 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on July 16, 2010.

Specific to your comments, our draft responses below are submitted in draft form for your review.

FORM 20-F

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated April 19, 2011.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 16, page 38

1.

We reviewed your response to comment one from our letter dated March 30, 2011.  As previously requested, please revise to specifically state whether the report of Moore and Associates Chartered (“Moore”) on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, and if applicable, describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.  Refer to Item 16F(a)(1)(ii) of Form 20-F.  In addition, please disclose that you provided Moore with a copy of the disclosures made in response to Item 16F(a) of Form 20-F and that Moore will not provide a letter addressed to the Commission stating whether Moore agrees with the statements made in Item 16F(a) and, if not, stating the respects in which it does not agree.

RESPONSE:  On June 10, 2009, M&K CPAS, PLLC (“MKC”) was appointed as the registered independent public accountant for Tombstone Exploration Corporation, a Canadian corporation (the “Company”), for the year ended December 31, 2008. On June 10, 2009, Moore & Associates, Chartered (“Moore”), was dismissed as the registered independent public accountant for the Company. The decisions to appoint MKC and dismiss Moore were approved by the Board of Directors of the Company on June 9, 2009.

Other than the disclosure of uncertainty regarding the ability for us to continue as a going concern which was included in our accountant’s report on the financial statements for the year ended December 31, 2007, Moore’s reports on the financial statements of the Registrant for the years ended December 31, 2007 and December 31, 2006 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended December 31, 2007 and 2006 and the subsequent interim period up through the date of dismissal (June 10, 2009), there were no disagreements with Moore on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moore, would have caused Moore to make reference thereto in its report on the Company’s financial statements for such years. Further, there were no reportable events as described in Item 304(a)(1)(iv)(B) of Regulation S-B occurring within the Company’s two most recent fiscal years and the subsequent interim period up through the date of dismissal (June 10, 2009).

The audit report of Moore for the financial statements of the Company as of December 31, 2007, which audit report also includes the financial statements as of December 31, 2006, contained a separate paragraph stating:

“The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred an accumulated deficit of $16,029,547, which raises substantial doubt about its ability to continue as a going concern.  Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

During the Company’s two most recent fiscal years and the subsequent interim period up through the date of engagement of MKC (June 10, 2009), neither the Company nor anyone on its behalf consulted MKC regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements. Further, MKC has not provided written or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues.

In addition to the above, the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and non-cooperation with the PCAOB investigation.

The Company provided Moore with a copy of the disclosures we made in response to Item 16F(a) of Form 20-F and requested Moore to furnish a letter addressed to the Commission stating whether it agrees with the above statements made in response to this Item 16F(a) and, if not, stating the respects in which it does not agree.  Moore advised, under the advice of counsel, that he will not provide such a letter to the Commission.

Consolidated Financial Statements, page F-3

2.

We reviewed your response to comment two in our letter dated March 30, 2011.  Please provide a response to comments nine, 10 and 11 in our letter dated December 17, 2010.

RESPONSE:

The Company is in the process of re-auditing its financial statements for the year ended December 31, 2007 and will provide a response to this comment as soon as possible following the completion of the re-audit.

In connection with the Company’s responding to the comments set forth in the April 19, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies.

Very truly yours,

Tombstone Exploration Corporation

/s/ Alan Brown

By: Alan Brown

Title:  President and Chief Executive Officer

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